UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 3, 2021

Colonnade Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39463	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1400 Centrepark Blvd, Suite 810 West Palm Beach, FL	33401
(Address of principal executive offices)	(Zip Code)

(561) 712-7860

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one Warrant to purchase one Class A ordinary share	CLA.U	New York Stock Exchange
Class A ordinary shares, $0.0001 par value per share	CLA	New York Stock Exchange
Warrants to purchase Class A ordinary shares	CLA WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously reported, on December 21, 2020, Colonnade Acquisition Corp., a Cayman Islands exempted company limited by shares (“CLA”), entered into the Agreement and Plan of Merger by and among CLA, Beam Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of CLA, and Ouster, Inc., a Delaware corporation (“Ouster”). In connection with the proposed business combination between CLA and Ouster (the “Business Combination”), CLA filed a registration statement on Form S-4 (File No. 333-251611) (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). On February 12, 2021, the Registration Statement was declared effective by the SEC and, on February 18, 2021, CLA filed a Definitive Proxy Statement/Prospectus relating to CLA’s extraordinary general meeting scheduled to be held on March 9, 2021 (the “Definitive Proxy Statement/Prospectus”) to, among other things, obtain the approvals required to consummate the Business Combination.

Since the initial filing of the Registration Statement, purported shareholders of CLA have filed a complaint and sent demand letters in connection with the Business Combination. On February 8, 2021, Vinh Nguyen, a purported shareholder of CLA, filed a lawsuit in the Supreme Court of the State of New York, County of New York, captioned Vinh Nguyen v. Colonnade Acquisition Corp., et al., Index No. 650883/2021, against CLA and members of its board of directors (as amended on February 25, 2021, the “Complaint”). The Complaint alleges that the members of CLA’s board of directors breached their fiduciary duties and that CLA aided and abetted such breaches in connection with the Business Combination. The Complaint further alleges, among other things, that (i) defendants engaged in an insufficient sales process and agreed to inadequate consideration in connection with the proposed transaction, and (ii) the Registration Statement filed in connection with the Business Combination is materially misleading. The Complaint seeks, among other things, to enjoin the Business Combination and an award of attorneys’ fees and expenses. In addition, on January 21, 2021 and February 8, 2021, CLA received letters from attorneys representing Harrison Holetz and Eric Sabitini, respectively, purported CLA shareholders, demanding certain “corrective disclosures” be made in an amendment or supplement to the Registration Statement (the “Demand Letters”).

The parties to the Complaint and Demand Letters subsequently engaged in arm’s-length negotiations to attempt to resolve the claims asserted, and reached an agreement whereby CLA would file in this Current Report on Form 8-K certain supplemental disclosures regarding the Business Combination. CLA and CLA’s board of directors believe that the allegations and claims asserted in the Complaint and Demand Letters lack merit, and that the supplemental disclosures set forth herein are not required or necessary under applicable laws. However, solely in order to avoid the risk of the Complaint and Demand Letters delaying or otherwise adversely affecting the Business Combination and to minimize the costs, risks, and uncertainties inherent in defending the claims, CLA hereby voluntarily amends and supplements the Definitive Proxy Statement/Prospectus, as set forth in this Current Report on Form 8-K. CLA and the members of its board of directors deny any liability or wrongdoing in connection with the Definitive Proxy Statement/Prospectus, and nothing in this Current Report on Form 8-K should be construed as an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures.

SUPPLEMENT TO DEFINITIVE PROXY STATEMENT/PROSPECTUS

This supplemental information should be read in conjunction with the Definitive Proxy Statement/Prospectus, which should be read in its entirety and is available free of charge on the Internet site maintained by the SEC at http://www.sec.gov. Page references in the below disclosures are to pages in the Definitive Proxy Statement/Prospectus, and defined terms used but not defined herein have the meanings set forth in the Definitive Proxy Statement/Prospectus. To the extent the following information differs from or conflicts with the information contained in the Definitive Proxy Statement/Prospectus, the information set forth below shall be deemed to supersede the respective information in the Definitive Proxy Statement/Prospectus. New text is underlined, and deleted text is stricken through.

The disclosure on page 126 of the Definitive Proxy Statement/Prospectus is hereby supplemented by amending and restating the fourth and ninth paragraphs as follows:

Between October 6, 2020 and October 26, 2020, CLA’s management team conducted extensive due diligence on Ouster including (i) an in depth review of the financial models prepared by Ouster’s management which focused on a granular review of projected revenue, unit demand, unit selling prices, cost of goods sold, and operating margins (the “Draft Projections”); (ii) research on the lidar market and competitive companies; and (iii) an in depth valuation of Ouster considering numerous valuation methodologies as well as a comparative analysis of Ouster to ~~other existing or soon to be publicly traded lidar companies~~ Velodyne Lidar, Inc. (“Velodyne”) and Luminar Technologies, Inc. (“Luminar”). The comparative analysis focused on a comparison of projected operating metrics, including revenue, Adjusted EBITDA, revenue growth, gross margin, and Adjusted EBITDA margin for calendar years 2020 – 2025.

On October 26, 2020, Mr. Trafelet submitted CLA’s initial letter of intent (the “LOI”) to Ouster along with an in-depth presentation which discussed the proposed terms of the transaction, company valuation and market positioning strategy, and provided background on the Sponsor as well as a summary of the additional value that CLA believed it and its team could bring to the transaction. The LOI valued Ouster at a fully-diluted pre-money equity valuation of $3.1 billion. The LOI also proposed that in connection with the potential transaction, CLA would raise a PIPE of between $200 million and $300 million and a 30 day due diligence period. Subject to the ultimate size of the PIPE, as proposed in the LOI, Ouster and its existing stockholders would own approximately 85% to 87% of the pro forma company after consummation of a transaction.

The disclosure on page 127 of the Definitive Proxy Statement/Prospectus is hereby supplemented by amending and restating the sixth and eighth paragraphs as follows:

On November 13, 2020, CLA had a board meeting during which the proposed transaction with Ouster was discussed. Prior to the board meeting, the board of directors of CLA (the “CLA Board”) was provided a copy of the revised LOI and accompanying presentation CLA submitted to Ouster on October 26, 2020. Mr. Trafelet led the discussion regarding the proposed transaction with Ouster. Mr. Trafelet discussed the history of the proposed transaction, including a brief discussion on how CLA arrived at the lower fully-diluted pre-money equity valuation of $1.5 billion from $3.1 billion given (i) the tightening of the PIPE market, (ii) consideration of the recent trading performance ~~of other lidar companies who had completed business combinations with special purpose acquisition companies~~ of Velodyne, which had recently completed a business combination with a special purpose acquisition company, (iii) consideration of the recent trading performance of ~~special purpose acquisition companies who had announced business combinations with lidar companies but had not yet completed their proposed transactions~~ the special purpose acquisition company which had announced a business combination with Luminar but had not yet completed the proposed transaction, and (iv) the belief that the combined company would be more attractive to investors at a lower valuation. Mr. Sambuco also informed the CLA Board that the proposed transaction with Ouster included an obligation to raise the PIPE Investment which would be announced simultaneously with the execution of transaction documents between CLA and Ouster. Mr. Trafelet noted that the Sponsor Related PIPE Investor agreed to invest (or cause its affiliates to invest) at least $25 million of the total PIPE Investment.

On November 19, 2020, members of CLA management had a call with Ouster’s management team to discuss the Draft Projections, including certain assumptions made therein. Following the call, and at the advice of CLA, Ouster management elected to revise the Draft Projections to better focus on demand forecasts and product-cost projections, by, among other things, modifying the projected costs of goods and unit sales prices.

The disclosure on page 131 of the Definitive Proxy Statement/Prospectus is hereby supplemented by amending and restating the fourth paragraph and adding a new paragraph immediately thereafter as follows:

The post-money enterprise value to Adjusted EBITDA multiples of 6.2x of Ouster’s 2024 projected Adjusted EBITDA and 2.8x of Ouster’s 2025 projected Adjusted EBITDA compare favorably to the valuations for recent transactions involving competing lidar companies. As of early December 2020, Velodyne was trading at an enterprise value to 2024 Adjusted EBITDA multiple of 20.4x and Luminar was trading at an enterprise value to 2025 Adjusted EBITDA multiple of 36.6x. A special purpose acquisition company which had announced, but had not yet completed, a business combination with Aeva was then trading at a level implying an enterprise value to 2025 Adjusted EBITDA multiple of 7.8x ~~,which were valued at2024/2025 post-money enterprise value to Adjusted EBITDA multiples of 7.8x to 36.6x~~.

The post-money enterprise value to revenue multiples of 1.9x of Ouster’s 2024 projected revenue and 1.0x of Ouster’s 2025 projected revenue also compare favorably to recent transactions involving lidar companies. As of early December 2020, Velodyne was trading at an enterprise value to 2024 revenue multiple of 4.4x and Luminar was trading at an enterprise value to 2025 revenue multiple of 16.0x. The special purpose acquisition company which had announced, but had not yet completed, a business combination with Aeva was then trading at a level implying an enterprise value to 2025 revenue multiple of 3.1x.

- END OF SUPPLEMENT TO PROXY STATEMENT –

Important Additional Information and Where to Find It

CLA has filed the Definitive Proxy Statement/Prospectus with the SEC for the extraordinary general meeting to be held in connection with its Business Combination with Ouster. CLA’s shareholders and other interested persons are advised to read the Definitive Proxy Statement/Prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials contain important information about Ouster, CLA and the Business Combination. The Definitive Proxy Statement/Prospectus and other relevant materials for the extraordinary general meeting have been mailed to shareholders of CLA as of February 8, 2021, the record date for the extraordinary general meeting. CLA’s shareholders may also obtain copies of the Definitive Proxy Statement/Prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Colonnade Acquisition Corp., 1400 Centrepark Blvd, Suite 810, West Palm Beach, FL 33401.

Participants in the Solicitation

CLA and its directors and executive officers may be deemed participants in the solicitation of proxies from CLA’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in CLA is contained in CLA’s Definitive Proxy Statement/Prospectus, which was filed with the SEC on February 18, 2021 and is available free of charge at the SEC’s website at www.sec.gov. or by directing a request to Colonnade Acquisition Corp., 1400 Centrepark Blvd, Suite 810, West Palm Beach, FL 33401.

Ouster and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CLA in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Definitive Proxy Statement/Prospectus for the Business Combination.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the anticipated timing of the extraordinary meeting. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, (ii) the risk that the Business Combination may not be completed by CLA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CLA, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the Merger Agreement by the shareholders of CLA and Ouster, the satisfaction of the minimum trust account amount following redemptions by CLA’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Business Combination on Ouster’s business relationships, performance and business generally, (vii) the ability to implement business plans, forecasts and other expectations after the completion of the Business Combination and (viii) the risk of downturns in the highly competitive lidar technology and related industries. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CLA’s prospectus dated August 20, 2020 relating to its initial public offering, its Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and the Definitive Proxy Statement/Prospectus discussed above and other documents filed by CLA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Ouster and CLA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Ouster nor CLA gives any assurance that either Ouster or CLA will achieve its expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COLONNADE ACQUISITION CORP.

Dated: March 3, 2021	By:	/s/ Remy W. Trafelet
	Name:	Remy W. Trafelet
	Title:	Chief Executive Officer and Director